UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-32468
MOUNTAIN PROVINCE DIAMONDS INC.
(Exact name of registrant as specified in its charter)
161 Bay Street, Suite 1410, P.O. Box 216, Toronto, Ontario, Canada, M5J 2S1 (416) 361-3562
(Address, including zip code, and telephone number, including area code, of registrant’s of principal executive offices)
Common Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	X	Rule 12h-6(d)
(for equity securities)		(for successor registrants)

Rule 12h-6(c)		Rule 12h-6(i)
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1.

Exchange Act Reporting History

A.	Mountain Province Diamonds Inc. (the “Company”) first incurred the duty to file reports under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about December 31st, 2014.

B.	The Company has filed or submitted all reports required under Section 13(a) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this form, and has filed at least one annual report under Section 13(a).

Item 2.

Recent United States Market Activity

Subject to the exceptions set forth in Instruction 1 to this Item, the Company has not sold any securities in the United States in a registered offering under the Securities Act of 1933, as amended.

Item 3.

Foreign Listing and Primary Trading Market

A.	The common shares of the Company (the “Common Shares”) are listed on the Toronto Stock Exchange (the “TSX”), located in Canada, which constitutes the primary trading market for the Common Shares.

B.	The date of initial listing on the TSX of the Common Shares was October 25, 2000. The Company has maintained the listing of the Common Shares on the TSX for at least 12 months prior to the filing of this Form 15F.

C.	During the 12-month period beginning on March 1, 2022 and ended February 28, 2023, 65% of trading in the Common Shares occurred on the TSX.

Item 4.

Comparative Trading Volume Data

Not Applicable.

Item 5.

Alternative Record Holder Information

As of February 28th, 2023, there were 265 record holders of the Common Shares on a worldwide basis.

Item 6.

Debt Securities

Not applicable.

Item 7.

Notice Requirement

A.	Pursuant to Rule 12h-6(h), the Company disclosed its intent to terminate the registration of the Common Shares under Section 12(g) of the Exchange Act and its reporting obligations under Section 13(a) and Section 15(d) of the Exchange Act on March 10th, 2023.

B.	The Company disseminated the notice in the United States by means of a news release (the “News Release”) published via Cision. A copy of the News Release is attached as Exhibit 10.1 to this Form 15F.

Item 8.

Prior Form 15 Filers

Not applicable.

PART II

Item 9.

Rule 12g3-2(b) Exemption

All information required to be published pursuant to Rule 12g3-2(b)(1)(iii) will be available through the System for Electronic Document Analysis and Retrieval (SEDAR) at its website at www.sedar.com.

PART III

Item 10. Exhibits

Exhibit 10.1	News Release pursuant to Rule 12h-6(h), dated March 10th, 2023.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Mountain Province Diamonds Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Mountain Province Diamonds Inc. certifies that, as represented on this Form, it has complied with all the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

Mountain Province Diamonds Inc.
(Registrant)
Date:	March 10th, 2023	By:
Name: Steven Thomas Title: Chief Financial Officer